SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of the Securities Exchange Act of 1934

Report on Form 6-K dated October 16, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒              Form 40-F  ☐

Enclosures:

1.              Nokia stock exchange release dated October 16, 2009: Changes in roles of Nokia management team members: Rick Simonson to head Mobile Phones business, Timo Ihamuotila appointed as CFO

STOCK ECHANGE RELEASE

October 16, 2009

Nokia Corporation

Stock Exchange Release

October 16, 2009 at 08:30 am (CET +1)

Changes in roles of Nokia management team members: Rick Simonson to head Mobile Phones business, Timo Ihamuotila appointed as CFO

Finland, Espoo - Nokia today announced some changes in the roles of its Group Executive Board members. Rick Simonson, currently Nokia Chief Financial Officer, has been appointed to head of the Mobile Phones entity within the Devices unit as of November 1, 2009. He will also head strategic sourcing for the whole of the Devices unit. Rick Simonson joined Nokia in 2001 and has been CFO since 2004. He will continue to be a member of the Group Executive Board.

Mobile Phones is one of two new entities within the Devices unit that came into operation on October 1, 2009, the other being Smartphones. Mobile Phones leads the portfolio, product and lifecycle management of all Series 30 and Series 40 devices, which account for more than half of Devices & Services net sales and therefore represent a significant part of Nokia’s business. Mobile Phones focuses on driving a media-rich mobile platform in devices that are already used by hundreds of millions of people and growing, thereby also helping us to deliver mobile solutions.

Timo Ihamuotila, currently global head of sales, will transfer to the role of CFO as of November 1, 2009. Timo Ihamuotila first joined Nokia in 1993 and has held the position of Nokia Corporate Treasurer as well as several other senior positions in, for example, portfolio management of devices and most recently global sales of devices and services. Timo Ihamuotila will also continue to be a member of the Group Executive Board.

Says Nokia CEO, Olli-Pekka Kallasvuo: “After six successful years as CFO, it is great to have Rick move to such an important operational role. Rick Simonson’s deep knowledge of the business and its financials will be valuable for the significant part Mobile Phones plays in Nokia’s business. In addition to his background in finance, Timo Ihamuotila’s expertise from leading a diverse range of business areas will be a tremendous asset in his position as CFO.”

About Nokia

Nokia is a pioneer in mobile telecommunications and the world’s leading maker of mobile devices. Today, we are connecting people in new and different ways - fusing advanced mobile technology with personalized services to enable people to stay close to what matters to them. We also provide comprehensive digital map information through NAVTEQ; and equipment, solutions and services for communications networks through Nokia Siemens Networks.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure;  20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia,

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2009		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
	Name:	Kaarina Ståhlberg
	Title:	Assistant General Counsel